

Suite 2300, 1177 W. Hastings St.   Tel: (604) 638-3246
Vancouver, British Columbia   Fax: (604) 408-7499
CANADA V6E 2K3   info@corvusgold.com
TSX: KOR OTCQX: CORVF   www.corvusgold.com

NR15-02   **January 20, 2015**

Corvus Gold Drills 37 metres @ 4 g/t Gold and 75 g/t Silver at Northern Extension of the Yellowjacket Deposit, North Bullfrog Project, Nevada

NB-14-418	**37 metres @ 4 g/t Gold and 75 g/t Silver**
including	**Josh Vein: 15 metres @ 9 g/t Gold and 180 g/t Silver**
plus	**New Hangingwall Vein: 0.9 metres @ 30 g/t Gold and 255 g/t Silver**
NB-14-415	**55 metres with 2 g/t gold and 6 g/t silver**
including	**New Hangingwall Vein: 0.9 metres @ 79 g/t Gold and 32 g/t Silver**

Vancouver, B.C… Corvus Gold Inc. ("Corvus" or the "Company") - (TSX: KOR, OTCQX: CORVF) announces the latest results from its 2014 drilling program at the North Bullfrog Project in Nevada (Table 1, Figure 1). The 2014 drill program successfully extended the Yellowjacket deposit to the north and at depth as well as expanding the new high-grade, Gap Shoot Zone to 350 metres along strike. In addition new detailed Yellowjacket information is being integrated into a new and aggressive, District wide, exploration drill program for 2015 to further delineate high grade gold mineralization and identify new deposits in highly prospective areas of the property.

Highlights include:

- Hole NB-14-418, a broad high-grade intercept (**37.7 metres of 4.1 g/t gold and 75.4 g/t silver**) with significant silver that extends the previously discovered Gap Shoot Zone to the north.

- Hole NB-14-415 (**54.6 metres with 2 g/t gold and 6.2 g/t silver**) tested the zone about 200 metres down dip from the surface.

- Hole NB-14-411 (**3.7 metres with 5.7 g/t gold and 19.2 g/t silver**) extends the known mineralization of the Josh Vein system 50 metres north and 50 metres up dip from any previous drilling to date.

- Holes NB-14-408 (**15.9 metres with 1.3 g/t gold and 4.6 g/t silver**) and NB-14-409 (**29.6 metres with 1.4 g/t gold and 2.7 g/t silver**) tested the main Yellowjacket system approximately 225 metres down dip from the surface confirming its open at depth.

Jeff Pontius, CEO of Corvus Gold Inc. said "The continuity of mineralization in the main Gap Shoot Zone demonstrates the high-grade potential of the project and could have a positive impact on the upcoming resource update. The high-grade gold intercepts in the Yellowjacket target area will form the foundation for a new mine plan of our PEA analysis scheduled for Q2, 2015. Our comprehensive work on the Yellowjacket system and our extensive surface exploration program in 2014 has now delineated several high priority exploration targets within the District with potential for other YellowJacket type discoveries. Initial testing of these exploration targets will begin this spring and carry on through the year which will continue to add to the potential on this exciting new Nevada high-grade gold-silver discovery."

Table 1: Significant Intercepts* from Recent Drilling at Yellowjacket
(Reported drill intercepts are not true widths. At this time, there is insufficient data with respect to the shape of the mineralization to calculate its true orientation in space.)

HoleID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Comments
	141.9	147.4	5.5	0.65	2.4	NE30 HW Stockwork
	147.4	151.4	4.0	1.87	12.1	NE30 Fault
	151.4	155.0	3.6	0.42	4.3	NE30 FW Stockwork
			13.1	**0.96**	**5.9**	**Fault + Stockwork**
NB-14-408	186.8	204.4	17.6	0.89	2.95	JV HW Stockwork
	189.7	*193.9*	*4.1*	*2.11*	*6.51*	*Including*
	204.4	**208.4**	**4.0**	**0.39**	**2.51**	**JV**
	208.4	216.2	7.8	0.41	1.48	JV FW Stockwork
			15.9	**1.3**	**4.6**	**Vein + Stockwork**
azi 90 incl -74	216.2	237.1	20.9	0.81	2.3	**Sulphide Stockwork**
	102.1	106.1	4.0	0.37	6.0	NE30 HW Stockwork
	106.1	114.0	7.8	1.39	6.7	NE30 Fault
	114.0	126.0	12.0	0.77	5.2	NE30 FW Stockwork
			23.9	**0.91**	**5.8**	**Fault + Stockwork**
NB-14-409	210.3	227.0	16.7	1.74	3.17	JV HW Stockwork
	227.0	**228.0**	**1.0**	**4.22**	**8.05**	**JV**
	228.0	239.9	11.8	0.69	1.70	JV FW Stockwork
azi 118 incl -57			**29.6**	**1.4**	**2.7**	**Vein + Stockwork**
NB-14-411	**96.9**	**100.6**	**3.7**	**5.7**	**19.2**	**JV Fault**
azi 125 incl -79						
	0.0	11.6	11.6	0.21	2.5	Disseminated Oxide
	11.6	21.4	9.8	0.50	2.9	NE30 HW Stockwork
NB-14-413	21.4	26.4	5.0	0.21	5.9	NE30 Fault
			14.8	**0.40**	**3.9**	**Fault + Stockwork**
	29.2	77.6	48.4	0.31	1.1	Disseminated Oxide
	77.6	**78.4**	**0.8**	**0.54**	**2.42**	**JV Fault**
	78.4	82.7	4.2	6.99	4.23	JV FW Stockwork
azi 163 incl -61			**5.0**	**5.9**	**3.9**	**Vein + Stockwork**
	142.6	194.1	51.6	2.09	5.50	JV HW Stockwork
	191.4	*192.3*	*0.9*	*78.90*	*32.00*	*Including*
NB-14-415	**194.1**	**195.9**	**1.8**	**1.18**	**24.80**	**JV**
	195.9	197.2	1.3	0.22	6.73	JV FW Stockwork
azi 90 incl -53			**54.6**	**2.0**	**6.2**	**Vein + Stockwork**
	64.2	**65.1**	**0.9**	**30.50**	**255.0**	**HW Vein**
	95.4	113.6	18.2	0.95	4.30	JV HW Stockwork
NB-14-418	**113.6**	**128.4**	**14.8**	**9.21**	**179.89**	**JV**
	113.6	**118.4**	**4.8**	**21.18**	**197.06**	**Including**
	128.4	133.1	4.8	0.34	23.18	JV FW Stockwork
azi 17 incl -68			**37.7**	**4.1**	**75.4**	**Vein + Stockwork**

*The vein intervals are defined as having >50% quartz infill and stockwork is defined as the interval in the immediate hangingwall and footwall of the vein where overall vein density exceeds 5%. Within the stockwork zones a cutoff of 0.3 g/t gold equivalent has been used assuming a 59:1 price ratio of gold to silver. For disseminated oxide zones a cutoff of 0.1 g/t gold has been applied.

Geological Significance

The drill results reported here have extended both the up dip and down dip continuation of the Yellowjacket deposit as well as potentially enhancing the overall grade. With NB-14-418 drilling in the Gap Shoot Zone which was originally discovered in hole NB-14-399 to 401 near the intersection of the main Josh Vein and NE50 fault zone (NR14-22, reported on October 28, 2014) **NB-14-400, 35.9 m @ 17.1 g/t gold and 19.5 g/t silver**) has now been drilled on 50 metre spacing over a strike length of 350 metres in which every hole has had grade thickness intercepts in excess of 100 gram metres (equivalent to or better than 10 metres of 10 g/t gold). This has now defined a large area of very high-grade mineralization that would be an immediate target for open pit mining of the Yellowjacket deposit.

In holes NB-14-411 and NB-14-413 the up-dip extension of the Josh Vein main structure is filled with fault breccia and crushed vein material rather than forming a classic vein but the grade and widths are above average for the high-grade zone (Figure 1). This change in style may explain, at least in part, why the vein structure is blind at the surface. Holes NB-14-408, 409 and 415 all tested the structure 50 metres down dip from any previous drilling on these sections (Figure 1). All of these holes encountered substantial widths of higher grade mineralization indicating the system is potentially open at depth for further expansion.

In addition holes NB-14-408, 409 and 413 also tested the mineralization along the NE30 fault zone (Figure 1). This structure is emerging as a new well mineralized vein system. These early shallow intercepts in the NE30 system are characteristic of upper lever mineralization that was first encountered in the Yellowjacket system and has outlined significant high-grade discovery potential at depth.

Exploration Program

Final geological modeling of the Yellowjacket Zone is currently underway and it is anticipated that a new resource will be calculated in the first quarter of 2015. This resource will form the basis of an initial Preliminary Economic Assessment (PEA) that will incorporate the Yellowjacket Deposit. The PEA is scheduled to be completed in Q2 of 2015. In addition, Corvus is engaged in detailed metallurgical studies of the new high-grade mineralization which have provided very encouraging initial results. The North Bullfrog project is also being advanced on a number of development fronts as well as project characterization work ahead of permitting.

About the North Bullfrog Project, Nevada

Corvus controls 100% of its North Bullfrog Project, which covers approximately 75 km² in southern Nevada. The property package is made up of a number of private mineral leases of patented federal mining claims and 814 federal unpatented mining claims. The project has excellent infrastructure, being adjacent to a major highway and power corridor as well as a large water right.

Based upon a USD 1300 gold price and silver to gold price ratio of 59:1, the North Bullfrog project currently has estimated mineral resources defined in six deposits: the structurally controlled Yellowjacket milling deposit and the oxidized disseminated heap leach Sierra Blanca, Jolly Jane, Air Track West, Connection and Mayflower deposits. The Yellowjacket vein-style deposit has an Indicated Mineral Resource of 3.69 Mt at an average grade of 1.03 g/t gold and 5.52 g/t silver for 122,000 contained ounces of gold and 654,000 ounces of silver and an Inferred Mineral Resource of 18.40 Mt with an average grade of 0.94 g/t gold and 6.16 g/t silver for 555,000 contained ounces of gold and 3.64M ounces of silver, both at a 0.29 g/t gold cutoff.

The five oxidized disseminated heap leach deposits contain an Indicated Mineral Resource of 25.72 Mt at an average grade of 0.29 g/t gold for 240,000 contained ounces of gold and an Inferred Mineral Resource of 185.99 Mt at 0.19 g/t gold for 1,136,000 contained ounces of gold (both at a 0.13 g/t gold cut-off), with appreciable silver credits.

For full details with respect to the assumptions underlying the current resource estimate detailed herein, please review the Company's latest NI 43-101 technical report entitled "Technical Report - The North Bullfrog Project, Bullfrog Mining District, Nye County, Nevada" dated April 1, 2014 and available on SEDAR or at the Company's website www.corvusgold.com.



Figure 1: Location of Phase II drill holes at Yellowjacket. Assays from the holes indicated in fuchsia are reported in Table 1. Holes are labeled with last 3 digits of name.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news

release and has approved the disclosure herein. Mr. Pontius is not independent of Corvus, as he is the CEO and holds common shares and incentive stock options.

Carl E. Brechtel, (Nevada PE 008744 and Registered Member 353000 of SME), a qualified person as defined by National Instrument 43-101, has supervised execution of the work outlined in this news release and has approved the disclosure herein. Mr. Brechtel is not independent of Corvus, as he is the COO and holds common shares and incentive stock options.

The work program at North Bullfrog was designed and supervised by Russell Myers (CPG 11433), President of Corvus, and Mark Reischman, Corvus Nevada Exploration Manager, who are responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project log and track all samples prior to sealing and shipping. Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment. All resource sample shipments are sealed and shipped to ALS Minerals in Reno, Nevada, for preparation and then on to ALS Minerals in Reno, Nevada, or Vancouver, B.C., for assaying. ALS Minerals's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About Corvus Gold Inc.

Corvus Gold Inc. is a North American gold exploration company, which is focused on advancing its 100% controlled Nevada, North Bullfrog project towards a potential development decision. In addition, the Company controls a number of other North American exploration properties representing a spectrum of gold, silver and copper projects.

On behalf of
Corvus Gold Inc.

(signed) *Jeffrey A. Pontius*
Jeffrey A. Pontius,
Chief Executive Officer

Contact Information: Ryan Ko
        Investor Relations
        Email: info@corvusgold.com
        Phone: 1-888-770-7488 (toll free) or (604) 638-3246 /Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential to develop multiple Yellowjacket style high-grade zones, the Company's belief that the parameters used in the Whittle^{TM} pit optimization process are realistic and reasonable, the potential to discover additional high grade veins or additional deposits, the potential to expand the existing estimated resource at the North Bullfrog project, the potential for any mining or production at North Bullfrog, the potential for the Company to secure or receive any royalties in the future, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically

identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's 2013 Annual Information Form and latest interim Management Discussion and Analysis filed with certain securities commissions in Canada and the Company's most recent filings with the United States Securities and Exchange Commission (the "SEC"). All of the Company's Canadian public disclosure filings in Canada may be accessed via www.sedar.com and filings with the SEC may be accessed via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the "CIM Standards") as they may be amended from time to time by the CIM.

United States investors are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. The term "contained ounces" is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. U.S. investors are urged to consider closely the disclosure in our latest reports and registration statements filed with the SEC. You can review and obtain copies of these filings at http://www.sec.gov/edgar.shtml. U.S. Investors are cautioned not to assume that any defined resource will ever be converted into SEC Industry Guide 7 compliant reserves.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.